EXHIBIT 10.8

[FORM OF CHANGE OF CONTROL AGREEMENT]
AGREEMENT
THIS AGREEMENT (“Agreement”) is made as of the 8th day of March, 2012, between KEYCORP, an Ohio corporation (“Key”), and                  (the “Executive”).
Key is entering into this Agreement in recognition of the importance of the Executive’s services to the continuity of management of Key and based upon its determination that it will be in the best interests of Key and its Subsidiaries to encourage the Executive’s continued attention and dedication to the Executive’s duties in the potentially disruptive circumstances of a possible Change of Control of Key. (As used in this Agreement, the terms “Subsidiaries” and “Change of Control” and certain other capitalized terms have the meanings ascribed to them in Section 8, at the end of this Agreement.)
Key and the Executive agree, effective as of the date first set forth above, as follows:
1. Basic Severance Benefits. The benefits described in Section 1.1, are subject to the limitations set forth in Sections 5.1 (regarding withholding), and 5.2 (requiring the execution of a waiver and release by the Executive) and Section 5.3 (requiring a Harmful Activity forfeiture and clawback).
1.1 If Employment is Terminated Without Cause, etc. Within Two Years of a Change of Control. If, within two years following the occurrence of a Change of Control, the Executive’s employment with Key and its Subsidiaries is terminated by Key or its Subsidiary for any reason other than Cause, Disability, or death, or if within two years following the occurrence of a Change of Control the Executive terminates his or her employment for Good Reason:
(a) Base Salary through Termination Date. Key shall pay to the Executive, at the same time or times as would have been the case absent the termination, any unpaid Base Salary due or to become due to the Executive with respect to any period ending on or before the Termination Date.
(b) Lump Sum Payment. Key shall pay to the Executive, at the time specified in Section 1.3, a lump sum severance benefit equal to three times the sum of (i) one year’s Base Salary (at the highest rate in effect at any time during the one year period ending on the date of the Change of Control) plus (ii) Short Term Incentive Compensation; and
(c) Additional Retirement Benefit. Effective as of the Termination Date, the Executive’s interest in the Savings Plan shall become fully vested and nonforfeitable. In addition, Key shall provide to the Executive, at the time specified in Section 1.3, an additional retirement benefit which shall equal the benefit that the Executive otherwise would have been entitled to receive under the Savings Plan had the Executive remained an active full time employee of Key during the period beginning on the Termination Date and ending on the third anniversary of the Termination Date (the “36-month Continuing Benefit Period”). In calculating the Executive’s additional retirement benefit under the Savings Plan (i) the amount to be provided to the Executive under clause 1.1(b)(i) will be deemed to be the Executive’s base salary paid ratably during the 36-month Continuing Benefit Period, (ii) the amount to be provided to the Executive under clause 1.1(b)(ii) will be deemed to be the Executive’s incentive compensation paid ratably during the 36-month Continuing Benefit Period, and (iii) the rate of employer matching contributions allocated under the Savings Plan shall reflect the rate of employer matching contributions under the Savings Plan immediately prior to the Termination Date. The payment of the Executive’s additional retirement benefit, as if accrued under the Savings Plan, shall be paid to the Executive in a single lump sum cash payment.

(d) Deferred Savings Plan Benefit. Effective as of the Termination Date, the Executive’s interest in the Deferred Savings Plan shall become fully vested and nonforfeitable. In addition, Key shall pay to the Executive, at the time specified in Section 1.3, a lump sum cash payment, which shall equal the amount of corporate contributions that the Executive otherwise would have been eligible to receive under the KeyCorp Deferred Savings Plan if the Executive actively deferred 6% or more of his or her base salary and 6% or more of his incentive compensation award to the KeyCorp Deferred Savings Plan during the 36-month Continuing Benefit Period. For purposes of this Section 1.1(d), the amount provided to the Executive under clause 1.1(b)(i) will be deemed to be the Executive’s base salary paid ratably during the 36-month Continuing Benefit Period, and the amount to be provided to the Executive under clause 1.1(b)(ii) will be deemed to be the Executive’s incentive compensation paid ratably during the 36-month Continuing Benefit Period.
(e) COBRA Lump Sum Cash Payment. Key shall pay to the Executive, at the time specified in Section 1.3, a lump sum cash payment which shall equal the COBRA premium amount that the Executive would be obligated to pay (based on the COBRA premium rates in effect at the time of the Executive’s Termination Date) if the Executive were to elect COBRA coverage under the KeyCorp Medical Plan for a period of 18 months and such COBRA coverage included coverage for the Executive, his or her spouse (or domestic partner), and the Executive’s dependant children who are covered under the Medical Plan at the time of the Executive’s Termination Date. The Executive may also elect vision and dental coverage under the provisions of the COBRA, provided that the Executive and his or her dependents assume the cost for such vision and dental coverage.
1.2 Termination of any Relevant Plan. In the event that one or more Relevant Plans are terminated prior to the Executive’s Termination Date following a Change of Control without the substitution or replacement of such terminated Plan, or in the event that one or more Relevant Plans are amended to reduce the benefit formula and/or structure in effect prior to the Executive’s Termination Date following a Change of Control, then in such event, for purposes of calculating the Executive’s Additional Retirement Benefit or Deferred Savings Plan benefit under the provisions of either Section 1.1 hereof the Executive’s benefit shall be calculated (a) under the benefit structure and formula in effect prior to the effective date of the Relevant Plan(s) amendment, and (b) as if such terminated Relevant Plan(s) had not been terminated and had remained in effect during the applicable 36-month Continuing Benefit Period.
1.3 Payment Limitation. If the Executive is a “specified employee” (as such phrase is defined in Treas. Reg. §1.409A-1(i) (“Specified Employee”) on the Termination Date, (a) the Executive shall receive payment of any lump sum amounts described in Section 1.1(b), Section 1.1(c), Section 1.1(d), and Section 1.1(e) on the first day of the seventh month following the Termination Date. To the extent an amount is deferred under this Section 1.3, until the first business day of the seventh month following the Termination Date, the payments to which the Executive would otherwise be entitled during the first six months following the Termination Date shall be accumulated and paid to the Executive on the first business day of such seventh month and such amount shall be credited with interest or earnings as provided for under the relevant underlying plan. If there is no underlying plan or if the underlying plan does not provide for interest or earnings on deferral amounts, then the amount deferred under this Section 1.3 shall be credited with interest at the applicable federal rate determined under Section 1274 of the Code. If the Executive is not a Specified Employee on the Termination Date, (i) the Executive shall receive payment of the lump sum amounts described in Section 1.1(b), Section 1.1(c), Section 1.1(d), and Section 1.1(e), on the 75th day following the Termination Date.

1.4 Funding Obligation. In the event a payment otherwise due under this Agreement is deferred under Section 1.3 and a Change of Control occurs or has occurred within two years, the performance of Key’s obligations to make such payment will be secured by amounts deposited or to be deposited in trust pursuant to the KeyCorp Rabbi Trust Agreement, or any successor trust (“Trust”), provided that any funds deposited in the Trust shall remain subject to the general creditors of Key, and the Executive will have the status of a general unsecured creditor of Key, and will have no right to, or security interest in, any assets of Key or any subsidiary of Key. Prior to the date of a Change of Control, Key shall provide the Executive and the trustee with a schedule showing the nature and amounts of the benefits that the Executive would be entitled to under Section 1.1 of this Agreement if on the date of the Change of Control the Executive’s employment was terminated under circumstances that made Section 1.1 applicable. At the time set forth in Section 1.3 when the trust is required to make payment to the Executive, the trustee shall make such payment and perform any necessary calculation of benefits in the same manner as outlined in the schedule provided by Key to the trustee prior to the date of the Change of Control.
1.5 Payment Structure. Each payment to be made to the Executive under the provisions of Section 1.1 shall be considered a separate payment and not one of a series of payments for purposes of Section 409A. Further, the coverages provided during one taxable year shall not affect the degree to which coverages will be provided in any other taxable year.
2. Certain Compensation Guaranties During Two Years following a Change of Control. For so long as the Executive remains in the employ of Key or one of its Subsidiaries during the period beginning on the day after any Change of

Control and continuing through the second anniversary of that Change of Control, unless otherwise limited by applicable law, the Executive shall be entitled to:
(a) A cash incentive compensation opportunity, which on an annualized basis, is at least equal to the cash incentive compensation opportunity that is provided to other comparable senior executives of Key who maintain a similar job grade or perform a similar job function as the Executive during the same period.
(b) Equity awards, including stock options, restricted stock, phantom shares, performance shares and restricted units which, at a minimum, provide the Executive in the aggregate with an annual benefit opportunity that is at least equal to the opportunity that is provided to other comparable senior executives of Key who maintain a similar job grade or perform a similar job function as the Executive during the same period.
(c) Participation in a deferred compensation plan(s) or program(s), or the allocation of a deferred compensation benefit, which, at minimum, equals the benefit opportunity provided to other comparable senior executives of Key who maintain a similar job grade or perform a similar job function as the Executive during the same period.
(d) Participation in Key-sponsored health and welfare plans and qualified retirement plans including any top hat plans which, at minimum equal the coverage provided to other comparable senior executives of Key who maintain a similar job grade or perform a similar job function as the Executive during the same time period.
3. Other Benefits.
3.1 Reimbursement of Certain Expenses After a Change of Control.
(a) From and after a Change of Control, Key shall pay, as incurred, all expenses of the Executive, including the reasonable fees of counsel engaged by the Executive, of defending any action brought to have this Agreement declared invalid or unenforceable.

(b) From and after a Change of Control, Key shall pay, as incurred, all expenses of the Executive, including the reasonable fees of counsel engaged by the Executive, of prosecuting any action to compel Key to comply with the terms of this Agreement upon receipt from the Executive of an undertaking to repay Key for such expenses if, and only if, it is ultimately determined by a court of competent jurisdiction that the Executive had no reasonable grounds for bringing that action (which determination need not be made simply because the Executive fails to succeed in the action).
(c) From and after a Change of Control, expenses (including attorney’s fees) incurred by the Executive in defending any action, suit, or proceeding commenced or threatened (whether before or after the Change of Control) against the Executive (i) for any action or failure to act as a director, employee, officer, or agent of Key or any Subsidiary or (ii) if the Executive is or was serving at the request of Key or any Subsidiary, for any action or failure to act as a director, trustee, officer, employee, member, manager, or agent of a bank, corporation, domestic or foreign, nonprofit or for profit, limited liability company, partnership, joint venture, trust, or other enterprise, including serving as a committee member or other fiduciary of any employee benefit plan maintained by Key or any Subsidiary (“Plan”), shall be paid by Key, as they are incurred, in advance of final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Executive in which the Executive agrees to reasonably cooperate with Key or the Subsidiary, as the case may be, concerning the action, suit, or proceeding, and (i) if the action, suit, or proceeding is commenced or threatened against the Executive for any action or failure to act as a director, to repay the amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that the Executive’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to Key or a Subsidiary or undertaken with reckless disregard for the best interests of Key or a Subsidiary, or (ii) if the action, suit, or proceeding is commenced or threatened against the Executive for any action or failure to act as a trustee, officer, employee, member, manager, or agent (including as a Plan fiduciary), to repay the amount if it is ultimately determined that the Executive is not entitled to be indemnified. The obligation of Key to advance expenses provided for in this Section 3.1(c) shall not be deemed exclusive of any other rights to which the Executive may be entitled under the articles of incorporation or regulations of Key or of any Subsidiary, any agreement, vote of shareholders or disinterested directors, insurance policy or similar protection, or otherwise. Without limiting the preceding provisions of this Section 3.1, Key shall advance the Executive’s expenses provided for herein as incurred in connection with service as a member of either the Key Cash Balance Pension Plan Trust Oversight Committee or the Key 401(k) Savings Plan Trust Oversight Committee or any successor of either of the Committees.
(d) All reimbursements under this Section 3.1 shall be for expenses incurred by the Executive during his or her lifetime, or by his or her estate during the duration of such estate. Reimbursement shall be made within 90 days following the Executive (or his or her estate) submitting evidence of such incurrence of such expenses. All requests for reimbursements shall be submitted no later than 90 days prior to the last day of the calendar year following the calendar year in which the expense was incurred. In no event will the amount of expenses so reimbursed by Key in one year affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.
3.2 Indemnification. From and after a Change of Control, Key shall indemnify the Executive, to the fullest extent permitted or authorized by the Ohio General Corporation Law as it may from time to time be amended, if the Executive is (whether before or after the Change of Control) made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the Executive is or was a director, officer, employee, or agent of Key or any Subsidiary, or is or was serving at the request of Key or any Subsidiary as a director, trustee, officer, employee, member, manager, or agent of a bank, corporation, domestic or foreign, nonprofit or for profit, limited liability company, partnership, joint venture, trust, or other enterprise, including serving as a committee member or other fiduciary of any Plan, including serving as a member of either the Key Cash Balance Pension Plan Trust Oversight Committee or the Key 401(k) Savings Plan Trust Oversight Committee, or any successor of either of the Committees. The indemnification provided by this Section 3.2 shall not be deemed exclusive of any other rights to which the Executive may be entitled under the articles of incorporation or the regulations of Key or of any Subsidiary, or any agreement, vote of shareholders or disinterested directors, insurance policy or similar protection, or otherwise, both as to action in the Executive’s official capacity and as to action in another capacity while holding such office, and shall continue as to the Executive after the Executive has ceased to be a director, trustee, officer, employee, member, manager, agent, committee member or other fiduciary and shall inure to the benefit of the heirs, executors, and administrators of the Executive. Notwithstanding the foregoing provisions of this Section 3.2, the Executive shall not be indemnified if it is judicially determined that the Executive’s action or failure to act constituted gross negligence or willful misconduct in carrying out the Executive’s duties as a fiduciary of a Plan.
3.3 Disability. If, after a Change of Control and prior to the Termination Date, the Executive is unable to perform services for Key or any Subsidiary for any period by reason of disability of the Executive, Key will pay and provide to the Executive all compensation and benefits to which the Executive would have been entitled had the Executive continued to be actively employed by Key or any Subsidiary through the earliest of the following dates: (a) the first date on which the Executive is no longer so disabled to such an extent that the Executive is unable to perform services for Key or any Subsidiary (whereupon the Executive shall be restored to his or her duties and this Agreement shall apply in accordance with its terms), (b) the date on which the Executive becomes eligible for disability payments under the KeyCorp Long Term Disability Plan, (c) the date on which Key has provided 36 months of compensation and benefits to the Executive during the Executive’s disability, or (d) the date of the Executive’s death.
3.4 Parachute Payments. In the event that the payments or distributions to be made by Key to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, under some other plan, agreement, or arrangement, or otherwise) (a “Payment”) (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and (ii) but for this Section 3.4 would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), then the Payment to the Executive shall be either:
(a) delivered in full; or
(b) delivered after reducing the Payment $1 below the safe harbor limit (as described in Section 280G(b)(2)(A)(ii) of the Internal Revenue Code) which would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state, and local income taxes and the Excise Tax, results in the receipt by the Executive on an after-tax basis, of the greater amount, notwithstanding that all or some portion of the Payment may be taxable under Section 4999 of the Internal Revenue Code. In the event that the Payment is required to be reduced by this Section 3.4, any amount payable pursuant to Section 1.1(b) shall be reduced first. The Accounting Firm shall make all determinations required by this Section 3.4. Key and the Executive shall cooperate with each other and the Accounting Firm and shall provide necessary information so that the Accounting Firm may make all such determinations. Key shall pay all of the fees of the Accounting Firm for services performed by the Accounting Firm as contemplated in this Section 3.4.
4. No Set Off; No Obligation to Seek Other Employment or to Otherwise Mitigate Damages; No Effect Upon Other Plans. Key’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set off, counterclaim, recoupment, defense, or other claim whatsoever that Key or any of its Subsidiaries may have against the Executive. The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise. The amount of any payment provided for under this Agreement shall not be reduced by any compensation or benefits earned by the Executive as the result of employment by another employer or otherwise after the termination of the Executive’s employment. Neither the provisions of this Agreement, nor the execution of the waiver and release referred to in Section 5.2 below, nor the making of any payment provided for hereunder shall reduce any amounts otherwise payable, or in any way diminish the Executive’s rights, under any incentive compensation plan, stock option or stock appreciation rights plan, deferred compensation plan, restricted stock plan or agreement, retirement or supplemental retirement plan, stock purchase and savings plan, disability or insurance plan, or other similar contract, plan, or arrangement of Key or any Subsidiary, all of which will continue to be governed by their respective terms.
5. Certain Limitations on Benefits.
5.1 Taxes; Withholding of Taxes. Without limiting either the right of Key or its Subsidiary to withhold taxes pursuant to this Section 5.1 the Executive shall be responsible for all income, excise, and other taxes (federal, state, city, or other) imposed on or incurred by the Executive as a result of receiving the payments provided in this Agreement, including, without limitation, the payments provided under Section 1 of this Agreement. Key or its Subsidiary may withhold from any amounts payable under this Agreement all federal, state, city, or other taxes as Key shall determine to be required pursuant to any law or government regulation or ruling. Without limiting the generality of the foregoing, Key or its Subsidiary may withhold from any amount payable under Section 1.1 of this Agreement amounts sufficient to satisfy any tax withholding requirements that may arise out of any payment made to the Executive by Key or any Subsidiary under this Agreement.
5.2 Waiver and Release. Key shall condition the payment of any amounts otherwise due under Section 1 of this Agreement upon (a) the execution by the Executive of a waiver and release in the form attached to this Agreement as Exhibit A, with blanks appropriately filled and, in the case of clause (e) contained therein, completed with the number of days that Key determines is required under applicable law, but in no event more than 45 days, and (b) the observation of such waiting periods, if any, before and after execution of the waiver and release by the Executive as are required by law, such as, for example, the waiting periods required for a waiver and release to be effective with respect to claims under the Age Discrimination in Employment Act. Key shall deliver to the Executive the requisite waiver and release, appropriately completed, within seven days of the Executive’s Termination Date. Payment of amounts due under Section 1 of this Agreement shall thereafter commence on the 75th day following the Executive’s Termination Date, unless the Executive is otherwise subject to the Payment Limitations contained within Section 1.3 of this Agreement.
5.3 Forfeiture of Payments and Benefits. Notwithstanding any other provision of this Agreement to the contrary, if the Executive engages in any Harmful Activity prior to or within twelve months following the Executive’s Termination Date, then by operation of this Section 5.3, and without any further notice to the Executive (a) all unpaid lump sum amounts described in Section 1.1(b), Section 1.1(c), Section 1.1(d), and Section 1.1(e), shall become immediately forfeited, and (b) all lump sum amounts described in Section 1.1(b), Section 1.1(c), Section 1.1(d), and Section 1.1(e) that have been distributed to the Executive within one year of the Executive’s Termination Date shall be fully repaid by the Executive to Key within 60 days following the Executive’s receipt of Key’s notice of such Harmful Activity. The determination by Key as to whether an Executive has engaged in a “Harmful Activity” prior to or within twelve months after the Executive’s Termination Date shall be final and conclusive upon the Executive and upon all other Persons.

6. Term of this Agreement. This Agreement shall be effective upon the date first above written and shall thereafter apply to any Change of Control occurring on or before December 31, 2012. Unless this Agreement is terminated earlier pursuant to Section 6.1, on December 31, 2012 and on December 31 of each succeeding year thereafter (a “Renewal Date”), the term of this Agreement shall be automatically extended for an additional year unless either party has given notice to the other, at least 90 days in advance of that Renewal Date, that the Agreement shall not apply to any Change of Control occurring after that Renewal Date.

6.1 Termination of Agreement Upon Termination of Employment Before a Change of Control. This Agreement shall automatically terminate and cease to be of any further effect on the first date occurring before a Change of Control on which the Executive is no longer employed by Key or any Subsidiary, except that, for purposes of this Agreement, any termination of employment of the Executive that is effected before and in contemplation of a Change of Control that occurs after the date of the termination shall be deemed to be a termination of the Executive’s employment as of immediately after that Change of Control and this Agreement shall be deemed to be in effect immediately after that Change of Control.
6.2 No Termination of Agreement after a Change of Control. If a Change of Control occurs while this Agreement remains in effect, this Agreement shall remain effective indefinitely thereafter with respect to any and all consequences flowing from that Change of Control under the terms of this Agreement. However, after a Change of Control, Key may terminate this Agreement with respect to any further Change of Control that might occur after a future Renewal Date by giving notice, at least 90 days in advance of that future Renewal Date, as contemplated above in this Section 6, that the Agreement shall not apply to any Change of Control occurring after that future Renewal Date.
7. Miscellaneous.
7.1 Successor to Key. Key shall not consolidate with or merge with or into any other corporation, or transfer, directly or indirectly, all or substantially all of its assets to another corporation or bank, unless such other corporation or bank shall assume this Agreement in a signed writing and deliver a copy thereof to the Executive. Upon such assumption the successor corporation or bank shall become obligated to perform the obligations of Key under this Agreement and the term “Key” as used in this Agreement shall be deemed to refer to such successor corporation or bank. From and after a Change of Control involving Key, the entity surviving or resulting from the Change of Control transaction (including, if Key becomes a subsidiary in the transaction, the ultimate parent of Key) shall become obligated to perform the obligations of Key under this Agreement, and the term “Key” as used in this Agreement shall be deemed to refer to such surviving or resulting entity.
7.2 Notices. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, and addressed, in the case of notices to Key or a Subsidiary, as follows:
KeyCorp
127 Public Square
Cleveland, Ohio 44114
Attention: Secretary
and, in the case of notices to the Executive, properly addressed to the Executive at the Executive’s most recent home address as shown on the records of Key or its Subsidiary, or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
7.3 Employment Rights. Nothing expressed or implied in this Agreement shall create any right or duty on the part of Key or the Executive to have the Executive continue as an officer of Key or a Subsidiary or to remain in the employment of Key or a Subsidiary.
7.4 Administration. Key shall be responsible for the general administration of this Agreement and for making payments under this Agreement. All fees and expenses billed by the Accounting Firm for services contemplated under this Agreement shall be the responsibility of Key.

7.5 Source of Payments. Any payment specified in this Agreement to be made by Key may be made, at the election of Key, directly by Key or through any Subsidiary of Key. Except as otherwise provided in Section 1.4 hereof, all payments under this Agreement shall be made solely from the general assets of

Key or one of its Subsidiaries (or from a grantor trust, if any, established by Key for purposes of making payments under this Agreement and other similar agreements), and the Executive shall have the rights of an unsecured general creditor of Key with respect thereto.
7.6 Claims Review Procedure. Whenever Key decides for whatever reason to deny, whether in whole or in part, a claim for benefits under this Agreement by the Executive, Key shall transmit a written notice of its decision to the Executive, which notice shall be written in a manner calculated to be understood by the Executive and shall contain a statement of the specific reasons for the denial of the claim and a statement advising the Executive that, within 60 days of the date on which the Executive receives such notice, the Executive may obtain review of the decision of Key in accordance with the procedures hereinafter set forth. Within such 60 day period, the Executive or the Executive’s authorized representative may request that the claim denial be reviewed by filing with Key a written request therefor, which request shall contain the following information:
(a) the date on which the request was filed with Key,
(b) the specific portions of the denial of the Executive’s claim that the Executive requests Key to review, and
(c) any written material that the Executive desires Key to examine.
Within 30 days of the date specified in clause (a) of this Section 7.6, Key shall conduct a full and fair review of its decision to deny the Executive’s claim for benefits and deliver to the Executive its written decision on review, written in a manner calculated to be understood by the Executive, specifying the reasons and the Agreement provisions upon which its decision is based. Nothing in this Section 7.6 shall be construed as limiting or restricting the Executive’s right to institute legal proceedings in a court of competent jurisdiction to enforce this Agreement after complying with the procedures set forth in this Section 7.6 or as limiting or restricting the scope of the court’s review (which review shall be de novo); provided, further, that the failure of the Executive to comply with the procedures set forth in this Section 7.6 shall not bar or prohibit the subsequent compliance by the Executive with those procedures and thereafter the Executive shall have the right to institute legal proceedings to enforce this Agreement.
7.7 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.
7.8 Modification, Waiver, Etc. This Agreement supersedes all prior or contemporaneous written understandings on the subjects contained herein including the 2009 Agreement by and between the Executive and Key respecting a Change of Control of Key (the “COC Agreement”) rendering that COC Agreement terminated and null and void. No provision of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in a writing signed by the Executive and Key. No waiver by either party hereto at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or at any prior or subsequent time. No agreement or representation, oral or otherwise, express or implied, with respect to the subject matter hereof has been made by either party that is not set forth expressly in this Agreement. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representatives, executors, administrators, successors, heirs, and designees. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.
7.9 Statutory Limitations. If any payments otherwise payable to the Executive under this Agreement are prohibited by any statute or regulation in effect at the time the payments would otherwise be payable or by any regulation issued by the Federal Deposit Insurance Corporation (the “FDIC”) that limits executive change of control payments that can be made by an FDIC insured institution or its holding company if the institution is financially troubled (any such limiting statute or regulation being a “Limiting Rule”):
(a) Key will use its best efforts to obtain the consent of the appropriate governmental agency (whether the FDIC or any other agency) to the payment by Key to the Executive of the maximum amount that is permitted (up to the amounts that would be due to the Executive absent the Limiting Rule); and
(b) The Executive will be entitled to receive a lump sum payment equal to the greater of either (i) the aggregate amount payable under this Agreement (as limited by the Limiting Rule) or (ii) the aggregate payments that would be due under applicable Key severance, separation pay, and/or salary continuation plans that may be in effect at the time of the Executive’s termination (as if the

Executive were not a party to this Agreement) or otherwise absent the Limiting Rule; provided that the timing of any payments shall be made in the manner set forth in Section 1.3 (i.e., the first day of the seventh month following the Termination Date) and provided further, that the payment may not exceed the amount specified in Section 1.1(b), and the payment will otherwise comply with all requirements under Section 409A.
8. Definitions.
8.1 Accounting Firm. The term “Accounting Firm” means the independent auditors of Key for the fiscal year preceding the year in which the Change of Control occurred and such firm’s successor or successors; provided, however, if such firm is unable or unwilling to serve and perform in the capacity contemplated by this Agreement, Key shall select another national accounting firm of recognized standing to serve and perform in that capacity under this Agreement, except that such other accounting firm shall not be the then independent auditors for Key or any of its affiliates (as defined in Rule 12b 2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)).
8.2 Base Salary. The term “Base Salary” means the salary payable to the Executive from time to time before any reduction for voluntary contributions to the KeyCorp 401(k) Plan, the KeyCorp Deferred Savings Plan, or any other deferral. Base Salary does not include imputed income from payment by Key or other noncash benefits.
8.3 Cause. The employment of the Executive by Key or any of its Subsidiaries shall have been terminated for “Cause” if, after a Change of Control and prior to the termination of employment, any of the following has occurred:
(a) the Executive shall have been convicted of a felony,
(b) the Executive commits an act or series of acts of dishonesty in the course of the Executive’s employment which are materially inimical to the best interests of Key or a Subsidiary and which constitutes the commission of a felony, all as determined by the vote of three fourths of all of the members of the Board of Directors of Key (other than the Executive, if the Executive is a Director of Key) which determination is confirmed by a panel of three arbitrators appointed and acting in accordance with the rules of the American Arbitration Association for the purpose of reviewing that determination,

(c) Key or any Subsidiary has been ordered or directed by any federal or state regulatory agency with jurisdiction to terminate or suspend the Executive’s employment and such order or directive has not been vacated or reversed upon appeal, or
(d) after being notified in writing by the Board of Directors of Key to cease any particular Competitive Activity, the Executive shall intentionally continue to engage in such Competitive Activity while the Executive remains in the employ of Key or a Subsidiary.
If (x) Key or any Subsidiary terminates the employment of the Executive during the two year period beginning on the date of a Change of Control and at a time when it has “Cause” therefor under clause (c), above, (y) the order or directive is subsequently vacated or reversed on appeal and the vacation or reversal becomes final and no longer subject to further appeal, and (z) Key or the Subsidiary fails to offer to reinstate the Executive to employment within ten days of the date on which the vacation or reversal becomes final and no longer subject to further appeal, Key or the Subsidiary will be deemed to have terminated the Executive without Cause during the two year period beginning on the date of the Change of Control.
8.4 Change of Control. A “Change of Control” shall be deemed to have occurred if, at any time while this Agreement is in effect pursuant to Section 6 hereof, there is a Change of Control under any of clauses (a), (b), (c), or (d) below. For these purposes, Key will be deemed to have become a subsidiary of another corporation if any other corporation (which term shall, for all purposes of this Section 8.4, include, in addition to a corporation, a limited liability company, partnership, trust, or other organization) owns, directly or indirectly, 50 percent or more of the total combined outstanding voting power of all classes of stock of Key or any successor to Key.
(a) A Change of Control will have occurred under this clause (a) if Key is a party to a transaction pursuant to which Key is merged with or into, or is consolidated with, or becomes the subsidiary of another corporation and either:

(i) immediately after giving effect to that transaction, less than 65% of the then outstanding voting securities of the surviving or resulting corporation or (if Key becomes a subsidiary in the transaction) of the ultimate parent of Key represent or were issued in exchange for voting securities of Key outstanding immediately prior to the transaction, or
(ii) immediately after giving effect to that transaction, individuals who were directors of Key on the day before the first public announcement of (x) the pendency of the transaction or (y) the intention of any person or entity to cause the transaction to occur, cease for any reason to constitute at least 51% of the directors of the surviving or resulting corporation or (if Key becomes a subsidiary in the transaction) of the ultimate parent of Key.
(b) A Change of Control will have occurred under this clause (b) if a tender or exchange offer shall be made and consummated for 35% or more of the outstanding voting stock of Key or any person (as the term “person” is used in Section 13(d) and Section 14(d)(2) of the 1934 Act) is or becomes the beneficial owner of 35% or more of the outstanding voting stock of Key or there is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as adopted under the 1934 Act, disclosing the acquisition of 35% or more of the outstanding voting stock of Key in a transaction or series of transactions by any person (as defined earlier in this clause (b));
(c) A Change of Control will have occurred under this clause (c) if either:
(i) without the prior approval, solicitation, invitation, or recommendation of the Key Board of Directors any person or entity makes a public announcement of a bona fide intention (A) to engage in a transaction with Key that, if consummated, would result in a Change Event (as defined below in this clause (c)), or (B) to “solicit” (as defined in Rule 14a-1 under the 1934 Act) proxies in connection with a proposal that is not approved or recommended by the Key Board of Directors, or
(ii) any person or entity publicly announces a bona fide intention to engage in an election contest relating to the election of directors of Key (pursuant to Regulation 14A, including Rule 14a-11, under the 1934 Act), and, at any time within the 36 month period immediately following the date of the announcement of that intention, individuals who, on the day before that announcement, constituted the directors of Key (the “Incumbent Directors”) cease for any reason to constitute at least a majority thereof unless both (A) the election, or the nomination for election by Key’s shareholders, of each new director was approved by a vote of at least two-thirds of the Incumbent Directors in office at the time of the election or nomination for election of such new director, and (B) prior to the time that the Incumbent Directors no longer constitute a majority of the Board of Directors, the Incumbent Directors then in office, by a vote of at least 75% of their number, reasonably determine in good faith that the change in Board membership that has occurred before the date of that determination and that is anticipated to thereafter occur within the balance of the 36 month period to cause the Incumbent Directors to no longer be a majority of the Board of Directors was not caused by or attributable to, in whole or in any significant part, directly or indirectly, proximately or remotely, any event under subclause (i) or (ii) of this clause (c).
For purposes of this clause (c), the term “Change Event” shall mean any of the events described in the following subclauses (x), (y), or (z) of this clause (c):
(x) A tender or exchange offer shall be made for 25% or more of the outstanding voting stock of Key or any person (as the term “person” is used in Section 13(d) and Section 14(d)(2) of the 1934 Act) is or becomes the beneficial owner of 25% or more of the outstanding voting stock of Key or there is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form, or report), each as adopted under the 1934 Act, disclosing the acquisition of 25% or more of the outstanding voting stock of Key in a transaction or series of transactions by any person (as defined earlier in this subclause (x)).
(y) Key is a party to a transaction pursuant to which Key is merged with or into, or is consolidated with, or becomes the subsidiary of another corporation and, after giving effect to such transaction, less than 50% of the then outstanding voting securities of the surviving or resulting corporation or (if Key becomes a subsidiary in the transaction) of the ultimate parent of Key represent or were issued in exchange for voting securities of Key outstanding immediately prior to such transaction or less than 51% of the directors of the surviving or resulting corporation or (if Key becomes a subsidiary in the transaction) of the ultimate parent of Key were directors of Key immediately prior to such transaction.
(z) There is a sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of Key.
(d) A Change of Control will have occurred under this clause (d) if there is a sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Key.

8.5 Change Year. The term “Change Year” means the year in which a Change of Control occurred or, if more than one Change of Control has occurred, the year in which the earliest Change of Control occurred.
8.6 Committee. The term “Committee” means the Compensation and Organization Committee of the Board of Directors of Key or any successor to that committee.
8.7 Competitive Activity. The Executive shall be deemed to have engaged in “Competitive Activity” if the Executive:
(a) engages in any business or business activity in which Key or any of its Subsidiaries engages, including, without limitation, engaging in any business activity in the banking or financial services industry (other than as a director, officer, or employee of Key or any of its Subsidiaries), or
(b) serves as a director, officer, or employee of any bank, bank holding company, savings and loan association, building and loan association, savings and loan holding company, insurance company, investment banking or securities company, mutual fund company, or other financial services company other than Key or any of its Subsidiaries (each of the foregoing being hereinafter referred to as a “Financial Services Company”), or renders services of a consultative or advisory nature or otherwise to any such Financial Services Company; provided, however, this clause (b) shall not prohibit or restrict the Executive from serving in any such capacity with the consent of Key.
8.8 Good Reason. The Executive shall be deemed to have “Good Reason” to terminate his or her employment under this Agreement if, at any time within two years following a Change of Control any of the events listed in clauses (a) through (f) of this Section 8.8 occurs without the written consent of the Executive:
(a) There is a material reduction in the Executive’s Base Salary, or
(b) There is a material reduction in the Executive’s authority, duties, or responsibilities.
(c) There is a material reduction in the authority, duties, responsibilities of the supervisor to whom the Executive is required to report including, if applicable, a requirement that the Executive report to a Key officer or employee instead of reporting directly to Key’s Board of Directors or a Committee thereof.
(d) There is a material reduction in the budget over which the Executive retains authority.
(e) There is a Mandatory Relocation in the geographic location of the Executive’s principal place of employment.
(f) There is any other action or inaction that constitutes a material breach of the Executive’s terms or conditions of employment
For purposes of this Section 8.8, Key will be deemed to have had an opportunity to cure and will have failed to effect a cure if the circumstance(s) otherwise constituting Good Reason persists and the Executive has notified Key within 90 days of the material reduction, change, or breach (as the case may be), and Key has not effectuated a cure for such material reduction, change or breach within 30 calendar days following the Executive’s notice of the Good Reason circumstance.

8.9 Harmful Activity. A “Harmful Activity” shall have occurred if the Executive shall do any one or more of the following:
(i) Use, publish, sell, trade or otherwise disclose Non-Public Information of Key unless such prohibited activity was inadvertent, done in good faith and did not cause significant harm to Key.
(ii) After notice from Key, fail to return to Key any document, data, or thing in his or her possession or to which the Executive has access that may involve Non-Public Information of Key.

(iii) After notice from Key, fail to assign to Key all right, title, and interest in and to any confidential or non-confidential Intellectual Property which the Executive created, in whole or in part, during employment with Key, including, without limitation, copyrights, trademarks, service marks, and patents in or to (or associated with) such Intellectual Property.
(iv) After notice from Key, fail to agree to do any acts and sign any document reasonably requested by Key to assign and convey all right, title, and interest in and to any confidential or non-confidential Intellectual Property which the Executive created, in whole or in part, during employment with Key, including, without limitation, the signing of patent applications and assignments thereof.
(v) Upon the Executive’s own behalf or upon behalf of any other person or entity that competes or plans to compete with Key, solicit or entice for employment or hire any Key employee.
(vi) Upon the Executive’s own behalf or upon behalf of any other person or entity that competes or plans to compete with Key, call upon, solicit, or do business with (other than business which does not compete with any business conducted by Key) any Key customer the Executive called upon, solicited, interacted with, or became acquainted with, or learned of through access to information (whether or not such information is or was non-public) while the Executive was employed at Key unless such prohibited activity was inadvertent, done in good faith, and did not involve a customer whom the Executive should have reasonably known was a customer of Key.
For purposes of this Section 8.9, the term:
“Intellectual Property” shall mean any invention, idea, product, method of doing business, market or business plan, process, program, software, formula, method, work of authorship, or other information, or thing relating to Key or any of its businesses.
“Non-Public Information” shall mean, but is not limited to, trade secrets, confidential processes, programs, software, formulas, methods, business information or plans, financial information, and listings of names (e.g., employees, customers, and suppliers) that are developed, owned, utilized, or maintained by an employer such as Key, and that of its customers or suppliers, and that are not generally known by the public.
“Key” shall include KeyCorp, its subsidiaries, and its affiliates.
8.10 Mandatory Relocation. A “Mandatory Relocation” shall have occurred if, the Executive is required to relocate the Executive’s principal place of employment for Key or its Subsidiary without the Executive’s written consent more than 35 miles from where the Executive was located prior to the Change of Control.
8.11 Relevant Plans. The term “Relevant Plans” means the KeyCorp 401(k) Savings Plan and the KeyCorp Deferred Savings Plan, as may be amended, modified, succeeded, replaced or substituted for such Plan and in which the Executive participated immediately before his or her Termination Date.

8.12 Savings Plan. The term “Savings Plan” means the KeyCorp 401(k) Savings Plan, as may be from time to time amended, restated, or otherwise modified, including any plan that, after the Effective Date, succeeds, replaces, or is substituted for such plan, and under which the Executive participated prior to the Termination Date,
8.13 Short Term Incentive Compensation. The term “Short Term Incentive Compensation” means the Executive’s short term incentive compensation target bonus in effect at the time of the Change of Control, and if no target bonus has been established, then the bonus earned by the Executive in the year immediately preceding the Change Year.
For purposes of this Section, short term incentive compensation means (i) incentive compensation (including bonuses) for periods of one year or less, and (ii) is calculated before any reduction on account of deferrals, but does not include signing or hiring bonuses received by newly hired executives nor special retention bonuses outside of Key’s regular short term annual incentive compensation program.
8.14 Subsidiary. A “Subsidiary” means any corporation, bank, partnership, or other entity a majority of the voting control of which is directly or indirectly owned or controlled at the time in question by Key.
8.15 Termination Date. The term “Termination Date” means the date on which the Executive incurs a “separation from service” from Key within the meaning of Section 409A(c)(2)(A)(i) of the Code.
9. Compliance with Section 409A of the Internal Revenue Code. It is intended that this Agreement comply with the provisions of Section 409A of the Internal Revenue Code (herein referred to as “Section 409A”), and this Agreement shall accordingly be administered in a manner consistent with this intent. Notwithstanding any provision of this Agreement to the contrary, in the event any payment or benefit hereunder is determined to constitute a “deferral of compensation” that is subject to Section 409A, then to the extent necessary to comply with Section 409A, such payment or benefit shall not be made, provided or commenced until the first business day of the seventh month after the Executive’s “separation from service” as such phrase is defined for purposes of Section 409A (or, if earlier, on the Executive’s death).
10. Clawback Requirements. Notwithstanding any other provision of this Agreement to the contrary, all payments and benefits to be provided to the Executive under the terms of this Agreement shall be subject to the requirements of the KeyCorp Clawback Policy, as the same may be amended from time to time, as well as the clawback requirements that are mandated under the requirements of the Dodd-Frank Act and all applicable regulations that are issued thereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

KEYCORP

By
Beth E. Mooney
President and Chief Executive Officer

THE “EXECUTIVE”

Exhibit A
WAIVER AND RELEASE
DO NOT SIGN WITHOUT READING AND UNDERSTANDING
In consideration of the payments to be made to me following termination of my employment with KeyCorp pursuant to the agreement between KeyCorp and me dated as of XXXX, 2012, (the “Change of Control Agreement”), which payments I acknowledge I am not entitled to receive without execution of this Waiver and Release, and which payments will not commence earlier than eight days after the execution of this Waiver and Release, I, for myself, my heirs, administrators, executors, and assigns, release and discharge KeyCorp, its affiliates, subsidiaries, divisions, successors, and assigns and the employees, officers, directors, and agents thereof (collectively referred to throughout this Waiver and Release as “Key”) from any and all causes of action, charges of discrimination, proceedings, or claims of every kind, nature, and character, arising out of or relating to my employment with Key and the termination of my employment with Key based upon or related to any contention (i) that my employment terminated because of any tortuous, wrongful, unlawful, or improper conduct or act or in violation or breach of any express or implied contract or agreement, or (ii) that Key engaged in any discriminatory act, event, pattern, or practice involving age, religion, creed, sex, national origin, ancestry, handicap, disability, veteran status, marital status, race, or color, or the continuing or future effects thereof (including, without limitation, the federal Age Discrimination in Employment Act, 29 U.S.C. §621 et seq., or any similar state law).
I warrant that no promise or inducement has been offered to me other than as set forth in the Change of Control Agreement, that I am relying on no other statement or representation by Key, and that I have not assigned any of my rights. I have read this Waiver and Release; I have had a full opportunity to consider it (including the opportunity to consult with an attorney of my choice); and I understand that by signing it I am giving up important rights, including any right to sue under federal, state, or local law. I also verify that my entering into this Waiver and Release is wholly voluntary.
I further warrant that:
(a) I understand that I am specifically waiving rights or claims under the federal Age Discrimination in Employment Act, 29 U.S.C. §621 et seq.;
(b) I understand that I am not hereby waiving any rights or claims that may arise after this Waiver and Release is executed by me;
(c) I understand that this Waiver and Release is being given by me in exchange for consideration that is more valuable to me than what I am entitled to without the Change of Control Agreement and the execution of this Waiver and Release;
(d) I have been advised in writing by Key that I should have, at my expense, an attorney of my choice review this Waiver and Release;

(e) I have been advised by Key that I may take up to     days from receipt of this Waiver and Release to determine whether to execute the same; and
(f) I have been advised by Key that this Waiver and Release may be revoked by me within seven (7) days following execution of this Waiver and Release whereupon this Waiver and Release shall be null and void.
IN WITNESS WHEREOF, I have hereby set my hand this      day of                    ,     .
Witness:

Exhibit A
(cont’d)
Acknowledgment of Receipt of Waiver and Release
I do hereby acknowledge that on                    ,     , I received a copy of the Waiver and Release which is attached hereto, and I understand that I have    * days from the date of receipt of the Waiver and Release to determine whether to execute it.
Witness:

*	to be completed the same as clause (e) of the Waiver and Release.

Exhibit A
(cont’d)
President and Chief Executive Officer
KeyCorp
127 Public Square
Cleveland, Ohio 44114

Re:	Waiver and Release
Dear Sir or Madam:
On                    ,     , I executed a Waiver and Release in favor of KeyCorp. More than seven (7) days have elapsed since I executed the Waiver and Release. I have at no time revoked my acceptance or execution of the Waiver and Release and, accordingly, I hereby request that KeyCorp commence making the payments due to me under my Change of Control Agreement.
Very truly yours,
Witness: